

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

April 14, 2009

Stanislav A. Ploschenko
Chief Financial Officer
Mechel OAO
Krasnoarmeyskaya Street 1
Moscow 125993, Russia Federation

     Re: Mechel OAO
            Form 20-F for Fiscal Year Ended December 31, 2007
            File No. 1-32328

Dear Mr. Ploschenko:

     We have completed our review of your Form 20-F and related filings and have no further comments at this time.

     If you have any further questions regarding our review of your filings, please direct them to Bret Johnson, Staff Accountant, at (202) 551-3753 or, in his absence, to the undersigned at (202) 551-3768.

                           Sincerely,

                           John Cash
                           Accounting Branch Chief